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                             March 30, 2022

       Melissa Schaeffer
       Senior Vice President and Chief Financial Officer
       AIR PRODUCTS & CHEMICALS INC /DE/
       1940 Air Products Boulevard
       Allentown, Pennsylvania 18106

                                                        Re: AIR PRODUCTS &
CHEMICALS INC /DE/
                                                            Form 10-K for the
Year Ended September 30, 2021
                                                            Form 10-Q for the
Period Ended December 31, 2021
                                                            File No. 001-04534

       Dear Ms. Schaeffer :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended December 31, 2021

       Note 6. Equity Affiliates
       Equity Affiliate Investment in Jazan Integrated Gasification and Power Company (JIGPC), page
       13

   1. In regards to your initial investment of $1.6 billion in the Jazan Integrated Gasification and Power Company,
which was made primarily in the form of shareholder loans and represents a 55%
interest in the joint venture, please address the following:
                                                            Given your
disclosures indicate that the investment was primarily made in the form of loans, please
help us understand how you determined that the equity method would be appropriate
pursuant to ASC 323-10-15-3;
                                                            Please provide us
with a summary of your significant rights and obligations under the joint venture
agreement and correspondingly explain how you determined you have significant
influence under ASC 323; and
                                                            Please tell us how
much of the $1.6 billion was in the form of loans. If the entire
 Melissa Schaeffer
AIR PRODUCTS & CHEMICALS INC /DE/
March 30, 2022
Page 2
              $1.6 billion was not in the form of loans, please tell us the remaining components of the investment and corresponding amounts.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3728 with any questions.



FirstName LastNameMelissa Schaeffer         Sincerely,
Comapany NameAIR PRODUCTS & CHEMICALS INC /DE/
                                            Division of Corporation Finance
March 30, 2022 Page 2                       Office of Life Sciences
FirstName LastName